Filed Pursuant To Rule 433

Registration No. 333-180974

January 7, 2013

SPONSORED REPORT REAL ASSETS An alternative asset class for an investment world of uncertainty and volatility The lure of real estate, gold, infrastructure, oil and gas, and commodities is growing as global capital markets transform themselves yet again. orking against a near constant backdrop of uncertainty and volatility, investment managers are increasingly making room in their portfolios for real assets. These tangible assets—whether gold, real estate, infrastructure, oil and gas or commodities like corn and cotton—not only offer investors a way to pump up returns in today’s dismal interest rate environment.They also can hand investors a way to diversify and stabilize their portfolios with a class of investments carrying less volatility than equities. W At the same time, this asset class can serve as a better hedge than stocks and bonds against the perennial threat of inflation. “The trend is increasing, given the U.S. and foreign governments’ recent monetary policies and investors’ belief that at some point in the future – the big question is when – this has the risk of causing inflation,” says Jonathan Smidt, a member of Kohlberg Kravis Roberts & Co. and head of KKR Natural Resources, the firm’s oil & gas platform. Not even well known a decade ago outside a circle of large, sophisticated investors, real assets today are attracting more and more attention. “We believe that real assets are in tremendous demand,” Bruce Flatt, chief executive officer of Brookfield Asset Management told investors gathered at the firm’s recent annual investment conference in New York City. “That’s be- cause they offer very favorable long-term, risk-adjusted returns, they generate good cash and they have much lower volatility than most things out there. “And should we ever head into inflation over time, there are many inflation-hedging attributes in many of these assets.” Based in Toronto and New York City, the giant real estate company also manages a global portfolio of alternative assets valued at more than $150 billion and invested on behalf of clients. Brookfield’s assets are concentrated in property, renewable power generation, infrastructure and private equity. Analysts at J.P. Morgan Asset Management agree that real assets are gaining more and more acceptance as an December 2012/January 2013 Institutional Investor Sponsored Report 1

The New Relevance of Gold

By Aram Shishmanian

We live in a world of extraordinary and accelerating change. In today's complex and challenging environment gold has never been more relevant. This new relevance for gold is driven by fear on the one hand and optimism on the other. The growing wealth and increased consumer demand of relatively young populations in the East contrasts sharply with ageing citizens of the debt-burdened and sluggish economies of the West.

2012 was a year of continued uncertainty and widespread lack of confidence in the financial system as well as the solutions on offer from policy makers. Heightened currency and sovereign debt risk have reduced the range of high quality liquid real assets that investors can use to protect wealth and provide security and stability.



Aram Shishmanian
CEO, World Gold Council

In the East, however, we see a very different picture, with the leading economies in the Asia Pacific region set to increasingly drive a large proportion of global growth. While there have been signs of a dampening of China's economic growth and high inflation continues to weigh on the Indian economy, over the longer term these economic powerhouses will continue to forge ahead. The OECD predicts that Chinese and Indian consumers will account for around 40% of global middle-class spending by 2030.

These divergent forces of fear and growth are reinforcing the relevance of gold as a real asset that preserves wealth. Investors across the institutional, public and private sectors are seeking to enhance risk management as they search for enduring returns. This is particularly relevant for pension funds which are seeking stable growth to fund retirements and fulfill their obligations to retirees. The quest for balance has led to a fundamental re-evaluation of the benefits of investing in gold.

For example, over the past year or so, we have seen a number of Japanese pension funds introduce an allocation to gold into their portfolios. This is indicative of an emerging attitudinal shift.

We have also recently seen a reversal in a long-term trend in which central banks have become net buyers of gold after more than two decades of sales. This shift has been driven by both emerging markets needing to diversify their foreign reserves and European central banks retaining this important asset for preserving national wealth. The net result represents an important structural shift in the gold market, with central banks now representing a substantial source of new demand. Whilst central banks have been bolstering reserves, demand for gold as a high quality liquid asset and as collateral has also been building.

Gold's role in the financial system has become increasingly relevant with many clearing houses and trading institutions now accepting gold as collateral. ICE Clear Europe, a leading European derivatives clearing house and LCH. Clearnet both accept gold as collateral as does JP Morgan via its tri-party collateral management arm.

More recently, the use of gold as collateral for the issuance of sovereign bonds has been suggested as a strategy to ease the burden of austerity measures. Eurozone countries, with sufficient gold reserves, could use their gold as collateral to reduce debt servicing costs. Using part of a nation's gold reserves in this way would enable it to borrow more cheaply through bridge-financing. Gold has been used before to secure loans in Portugal, Italy and India and current consideration of this proposal again highlights the development of gold as an asset class with unique and widely applicable benefits.

In an uncertain world where people increasingly search for stability, authenticity and transparency, gold's relevance will continue to grow as it becomes more deeply embedded in the fabric of the financial system and in the wealth of nations, institutions and families.

WORLD GOLD COUNCIL

www.gold.org

Institutional Investor Sponsored Statement • December 2012/January 2013

SPONSORED REPORT



Bruce Flatt
Brookfield Asset Management
"We believe that real assets are in tremendous demand, because they offer very favorable long-term, risk-adjusted returns, they generate good cash and they have much lower volatility than most things out there."



Jason Toussaint
World Gold Council
"It (development of ETFs) also democratized gold investments. Large hedge funds and small investors could participate. They were paying the same prices. It leveled the playing field."



Henry McVey
Kohlberg Kravis Roberts & Co.
"As sophisticated investors expand their portfolios into emerging markets, non-traditional inflation fighting investments like oil and gas and farmland become even more important."

essential portfolio component alongside the traditional equities and fixed-income bonds. They offer investors what analysts at J.P.Morgan are calling "optionality"—the ability to offer a stable source of income in weak markets and a chance to ride the upside of equities with less volatility

And as uncertainty seems to be the only predictable characteristic of today's global economy, the shift toward real assets is set to expand.

"Allocations will grow over time," says Bernard McNamara, executive director and product manager at J.P.Morgan Asset Management's Global Real Asset Group in New York City. Depending on investors needs, such as their liquidity requirements, allocations could reach 25 percent. The allocations within the real asset class will also shift as investors move from more traditional holdings like core real estate in the United States, to housing in China and other emerging markets, infrastructure like toll roads and utilities, and shipping.

Brookfield expects the real assets class will capture between 30 percent to 50 percent of the portfolio pie by the 2020s.

Capital Markets Transformed

Analysts agree that the shift to real assets is the latest of several transformations that global capital markets have undergone since the 1970s and 1980s, when fixed-income instruments captured the major portion of the portfolios of institutional investors. Flatt estimates that most managers of pension funds and sovereign funds had about 90 percent of their portfolios sunk in fixed income vehicles and 10 percent in equities during those two decades. In the 1990s, equities began luring more investment dollars and typically had captured about 30 percent of fund allocations.

At the beginning of the 2000s, alternatives such as private equity began to emerge, and real estate gathered steam. Brookfield is now seeing infrastructure assets coming close to 5 percent of allocations in global funds while real estates lies at 10 percent. Investors are attracted by yields that range from 7 percent to 15 percent, depending on the risk and type of asset. That compares favorably to current yields on a long-term bond of less than two percent or the possible average eight percent return on a stock.

And in today's volatile political world, where workers riot against austerity measures in former safe havens like Greece and Spain and civil wars break out in oil-producing regions in the Middle East, real assets can act as a buffer.

The Arab Spring in 2011 unleashed more uncertainty and instability throughout an already volatile region, from the chaos in Libya to the recent clashes between Israel and the Palestinians in Gaza. Investors are always warily eyeing the simmering standoff over Iran's nuclear program and the possible disruption in global oil supplies. Says Henry H. McVey, head of global macro and asset allocation at Kohlberg Kravis Roberts & Co. in New York, in a report published earlier this year, "real assets could serve as a hedge against skyrocketing energy prices and related economic repercussions."

The anemic growth in the United States and the euro zone's worrisome debt problems will only increase reliance on emerging markets for higher returns. Even as China's appetite for natural resources is reined in by its slower economic growth, the demand by consumers and businesses in a nation of more than 1.3 billion people bodes well for investments in commodities, says McVey. He points to Chinese consumers' demand for commodities such as corn and cotton and the country's need to import oil.

"Emerging markets are big and getting bigger. Their combined consumption is now not only larger than that of the United States, but growing faster," says McVey, pointing to the urbanization of countries like China and India.

"As sophisticated investors expand their portfolios into emerging markets, non-traditional inflation-fighting investments like oil and gas and farmland become even more important," says McVey." Why? Because in many instances food and energy costs represent one-third to one-half of the inflation index in large markets like India and China. To this end, owning real assets as a hedge shifts from being a luxury in the portfolio to a prerequisite for success."

"We view real estate as an elegant way to own an income-producing inflation hedge," McVey adds. And even though inflation is not an immediate threat for portfolio managers, the current policy of many governments around the world to hold nominal interest rates below their nominal gross domestic products, in order to reduce their debt burden, usually creates inflation over time.

And as Wall Street shrinks its balance sheet commitments to the real estate industry, the asset class offers attractive rates of return for new players with patience and time.

Yet McVey and others warn that investors need to exercise selectivity and be careful of core locations, such as prime areas in New York and London,

4 • December 2012/January 2013 • *Institutional Investor* Sponsored Report

SPONSORED REPORT that carry hefty price tags. “The key is to under- gold investments,” says Toussaint, who is based in stand which locations will benefit from the secular New York City. Large hedge funds and small inves-growth drivers in employment, including manufac- tors could participate. They were paying the same turing, re-shoring, oil and gas exploration, educa- prices. It leveled the playing fi eld.” tion and technological/health care advances,” says Hedge fund firms have increasingly used ETFs of McVey. all types to diversify their market-betting strategies Infrastructure also offers opportunities. Some of and boost their returns. Now investors of all sizes the lowest-risk infrastructure sectors are regulated and types have the chance to tap into these gold utilities in electricity, natural gas, and water and exchange-traded products, which include ETFs, Bernard McNamara wastewater services, along with contracted elec- closed-end funds (CEFs) and exchange-traded J.P. Morgan Asset Management “Allocations will grow over tricity generation assets, J.P. Morgan Asset Manage- notes (ETNs). time. Depending on investors ment notes in“The Realization,”a report published The exchange-traded products aim to track needs, such as their liquidity earlier this year. Joseph K. Azelby, head of global the price of gold and are traded on major stock requirements, allocations real assets group at the firm, says the cash flow in exchanges from London to Mumbai to New York. could reach 25 percent . The these assets is very stable as demand is fairly inelas- Each gold product has a different structure out- allocations within the real asset class will also shift as tic and rates are often set by local governments. lined within its prospectus and the instruments do investors move from more not necessarily represent holdings in physical gold. traditional holdings.” The Safe Haven Gold ETNs, for example, generally track the price Gold, a perennial favorite during times of global of gold using derivatives. But many of the currently economic crisis, is another real asset class that has available products are backed by gold bullion held been drawing increased attention for more than in secure vaults. a decade. This precious metal has always been a The largest of the physical gold bullion-backed vehicle for capital preservation and viewed as a ETFs is SPDR Gold Shares (GLD). It was the first of safe destination when financial turbulence erupts. these types of product to be made available in the The gold market gained greater stability more than United States and its primary listing is on the NYSE a decade ago with the adoption of the Central Arca. Previously known as ArcaEx, an abbreviation Bank Gold Agreement in September 1999 during of Archipelago Exchange, NYSE Arca is headquar- Jonathan Smidt the International Monetary Fund annual meeting tered in Chicago. Kohlberg Kravis Roberts & Co. in Washington D.C. A second version was signed in Much of the recent gains in gold-traded prod- “The trend is increasing, given the U.S. and foreign 2004 and the pact was extended in 2009. ucts can be attributed to temporary political fac-governments’ recent Though not an international treaty as defi ned tors such as the United States’ presidential election monetary policies and and governed by international law, this gentle- and Europe’s fi nancial woes. But central bank gold investors’ belief that at men’s agreement among central bankers gave buying continues to provide long-term underlying some point in the future– the big question is the gold market a dose of needed confidence. support to gold prices. Since 2010, central banks when—this has the risk Central bankers agreed to dispose of their gold have become large net buyers of gold, equivalent of causing infiation.” in an orderly fashion. to about 10 percent of total supply. “This was part of the paradigm shift in gold Interestingly, most of the buying has been by cen-investing that began around 2000,” says Jason tral banks in emerging markets, increasingly eager Toussaint, managing director, United States and to diversify their assets and curb their very heavy investment, at the World Gold Council. Based in exposure to the U.S. dollar and euro. This trend is London with offices around the world, the coun- likely to continue as the debt and fiscal issues fac-cil is an association whose members include ing both Europe and the United States won’t disap-gold- mining companies. pear anytime soon. Another significant milestone in the develop- Yet investments in many real assets come with ment of gold as a real asset has been the use of their own set of drawbacks. The downside includes Joseph K. Azelby gold exchange-traded funds, or ETFs, over the past higher carrying and storage costs, increased trans- J.P. Morgan Asset Management decade. No longer solely a physical commodity action fees, and lower liquidity than financial as- Some of the lowest-risk infrastructure sectors that requires expensive and time-consuming stor- sets such as stocks and bonds. are regulated utilities age and transportation costs, gold trading now has And investors need to be mindful that the bull in electricity, natural acquired a new fiuidity and efficiency. It can be market for real assets started more than a decade gas, and water and listed on exchanges and traded and cleared effi - ago.To use a baseball metaphor, we may not be in wastewater services the ninth inning, but we’re certainly not in the fi rst,” along with contracted ciently and quickly. electricity generation “It (development of ETFs) also democratized McVey of KKR says. fiassets.” December 2012/January 2013 Institutional Investor Sponsored Report 5

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.